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                                                                 Exhibit (a)(13)

CONTACT:  Chuck Mulloy
          Press Relations
          (408) 765-3484
          chuck_mulloy@ccm.sc.intel.com

          Gordon Casey
          Investor Relations
          (408) 765-1480
          gordon_casey@ccm.sc.intel.com

                       INTEL CORPORATION EXTENDS OFFER
                       FOR CHIPS AND TECHNOLOGIES, INC.


SANTA CLARA, Calif., December 15, 1997 -- Intel Corporation today announced that the expiration date for the $17.50 per share tender offer by Intel's subsidiary, Intel Enterprise Corporation, for all outstanding shares of common stock of Chips and Technologies, Inc., has been extended until 8 p.m., New York time, on January 19, 1998. This extension is the result of the previously announced Federal Trade Commission ("FTC") request for additional information concerning the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and reflects Intel's expectation that it will receive, on or before January 9, 1998, the FTC's decision as to whether or not it intends to challenge the transaction.



     As of the close of business on December 12, 1997, approximately 14,406,000 shares of common stock of Chips and Technologies, Inc., had been tendered in the tender offer. This constitutes approximately 65 percent of Chips and Technologies shares outstanding as of the commencement of the tender offer.


     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking, and communications products. Additional information is available at www.intel.com/pressroom.